GOLDEN HOPE MINES LIMITED

04 JAN 22 AM 7:21

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

04012315

January 12, 2004

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

82-3023

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada StockWatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

/dc

Encl.

dlw 1/23

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

File No. 82-4991

NEWS RELEASE

TSX Trading Symbol: GNH
S.E.C. Exemption: 12(g)3-2(b)

January 12, 2004

Golden Hope Mines Limited is pleased to announce that it has reached an agreement in principle with an arm's length investor for a private placement of 1,000,000 common shares of the Company, at a price of $0.15 per share, for aggregate proceeds to the Company of $150,000. The investor will also receive a share purchase warrant entitling it to acquire an additional 1,000,000 common shares, at a price of $0.35 per share for a two year period. A Finder's Fee of 10% will be paid to an arm's length third party. The proposed private placement is subject to acceptance by the Toronto Venture Exchange.

The proceeds from the private placement will be added to the Company's working capital.

ON BEHALF OF THE BOARD

"Debra Chapman"

Debra Chapman
Assistant Secretary

For further information, please contact Debra Chapman at 604-434-8829.

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.